Hard Creek Nickel Corporation
Consolidated Financial Statements
Years Ended December 31, 2016 and 2015

Expressed in Canadian Dollars

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of Hard Creek Nickel Corporation

We have audited the accompanying consolidated financial statements of Hard Creek Nickel Corporation, which comprise the consolidated statements of financial position as at December 31, 2016 and 2015, and the consolidated statements of comprehensive loss, changes in equity and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Hard Creek Nickel Corporation as at December 31, 2016 and 2015, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter
Without modifying our opinion, we draw attention to Note 1 to the consolidated financial statements which describes matters and conditions that indicate the existence of a material uncertainty that casts substantial doubt about Hard Creek Nickel Corporation’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from this uncertainty.

DALE MATHESON CARR-HILTON LABTONE LLP
CHARTERED PROFESSIONAL ACCOUNTANTS
Vancouver, Canada
April 11, 2017

Hard Creek Nickel Corporation
Consolidated statements of financial position
Expressed in Canadian dollars

		December 31,	December 31,
	Notes	2016	2015

ASSETS
Current assets
Cash		$85,758	$11,964
Receivables	4	10,504	19,916
Prepaid expenses		8,406	6,596
		104,668	38,476
Non-current assets
Reclamation deposits		187,900	187,900
Equipment	5	10,320	13,288
Exploration and evaluation assets	6	1	1
		198,221	201,189

TOTAL ASSETS		$302,889	$239,665

LIABILITIES
Current liabilities
Trade payables and accrued liabilities	7	$14,970	$15,849

TOTAL LIABILITIES		14,970	15,849

EQUITY
Share capital	10	48,887,797	48,642,413
Share-based payment reserve	11	6,196,470	6,153,639
Deficit		(54,796,348)	(54,572,236)

TOTAL EQUITY		287,919	223,816

TOTAL LIABILITIES AND EQUITY		$302,889	$239,665

Nature and continuance of operations (Note 1)
Commitment (Note 8)
Subsequent event (Note )

APPROVED BY:

DIRECTOR	“MARK JARVIS”	DIRECTOR	“LYLE DAVIS”

The accompanying notes are an integral part of these consolidated financial statements	3

Hard Creek Nickel Corporation
Consolidated statements of comprehensive loss
Expressed in Canadian dollars

		Year ended
		December 31,	December 31,
	Notes	2016	2015

Operating expenses
Depreciation	5	$2,968	$3,876
Investor relations		12,540	15,263
Legal and audit		18,178	19,544
Management fees	12	18,000	38,000
Office and general	12	101,804	101,559
Stock-based compensation	10, 12	42,831	-
		196,321	178,242

Other (income) loss
Exploration property impairments	6	29,093	10,055,858
Interest income		(1,302)	(3,576)
		27,791	10,052,282

Loss and comprehensive loss for the year		$(224,112)	$(10,230,524)

Loss per share – basic and diluted	10	$(0.01)	$(0.57)
Weighted average number of shares outstanding – basic and diluted	10	36,694,422	18,074,696

The accompanying notes are an integral part of these consolidated financial statements	4

Hard Creek Nickel Corporation
Consolidated statement of changes in equity
Expressed in Canadian dollars

		Share capital
		Number of		Share-based
	Notes	shares	Amount	payment reserve	Deficit	Total

Balance at December 31, 2014		18,074,696	$48,642,413	$6,153,639	$(44,341,712)	$10,454,340

Comprehensive loss for the year		-	-	-	(10,230,524)	(10,230,524)
Balance at December 31, 2015		18,074,696	48,642,413	6,153,639	(54,572,236)	223,816

Private placement	10	25,000,000	250,000	-	-	250,000
Share issuance costs	10	-	(4,616)	-	-	(4,616)
Stock-based compensation	12	-	-	42,831	-	42,831
Comprehensive loss for the year		-	-	-	(224,112)	(224,112)
Balance at December 31, 2016		43,074,696	$48,887,897	$6,196,470	$(54,796,348)	$287,919

The accompanying notes are an integral part of these consolidated financial statements	5

Hard Creek Nickel Corporation
Consolidated statements of cash flows
Expressed in Canadian dollars

	Year ended
	December 31,	December 31,
	2016	2015

Operating activities
Loss for the year	$(224,112)	$(10,230,524)
Adjustments for:
Depreciation	2,968	3,876
Exploration property impairments	29,093	10,055,858
Stock-based compensation	42,831	-
Changes in non-cash working capital items:
Receivables	9,412	12,294
Prepaid expense	(1,810)	5,010
Trade payables and accrued liabilities	(879)	(10,744)
Net cash flows used in operating activities	(142,497)	(164,230)

Investing activities
Expenditures on exploration and evaluation assets	(29,093)	(69,699)
Reclamation deposits	-	150,000
Net cash flows from investing activities	(29,093)	80,301

Financing activities
Private placement	250,000	-
Share issuance costs	(4,616)	-
Net cash flows from investing activities	245,384	-
Change in cash	73,794	(83,929)
Cash, beginning	11,964	95,893

Cash, ending	$85,758	$11,964

The accompanying notes are an integral part of these consolidated financial statements	6

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian dollars
For the years ended December 31, 2016 and 2015

1.	Nature and continuance of operations

Hard Creek Nickel Corporation (the “Company”) was incorporated on January 17, 1983, under the laws of the province of British Columbia, Canada, and its principal activity is the acquisition and exploration of mineral properties in Canada. The Company’s common shares are listed for trading on the TSX Venture Exchange (“TSXV”) under the symbol “HNC”.

The head office, principal address and records office of the Company are located at 700 West Pender Street, Suite 203, Vancouver, British Columbia, Canada, V6C 1G8. The Company’s registered address is 885 West Georgia Street, Suite 800, Vancouver, British Columbia, Canada, V6C 3H1.

These consolidated financial statements have been prepared on the assumption that the Company and its subsidiary will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. As at December 31, 2016 the Company had not advanced its mineral properties to commercial production and is not able to finance day to day activities through operations. The Company’s continuation as a going concern is dependent upon the successful results from its mineral property exploration activities, the future price for nickel and its ability to generate funds there from and/or raise additional equity capital or borrowings sufficient to meet current and future obligations. With the current state of the junior resource market the ability to raise funds for working capital is very difficult. These uncertainties cast significant doubt on the ability of the Company to continue operations as a going concern. Management intends to finance operating costs over the next twelve months using existing cash, exercise of share purchase warrants and/ or private placement of common shares.

2.	Significant accounting policies and basis of preparation

These financial statements were authorized for issue on April 11, 2017 by the directors of the Company.

Statement of compliance with International Financial Reporting Standards

The consolidated financial statements of the Company comply with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

Basis of preparation

The consolidated financial statements of the Company have been prepared on an accrual basis and are based on historical costs, modified where applicable. The consolidated financial statements are presented in Canadian dollars unless otherwise noted.

Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned Canadian subsidiary, Canadian Metals Exploration Ltd. Inter-company balances and transactions, including unrealized income and expenses arising from inter-company transactions, are eliminated on consolidation.

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian dollars
For the years ended December 31, 2016 and 2015

2.	Significant accounting policies and basis of preparation (cont’d)

Significant estimates and assumptions

The preparation of financial statements in accordance with IFRS requires the Company to make estimates and assumptions concerning the future. The Company’s management reviews these estimates and underlying assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted for prospectively in the period in which the estimates are revised.

Estimates and assumptions where there is significant risk of material adjustments to assets and liabilities in future accounting periods include the useful lives of plant and equipment, the recoverability of the carrying value of exploration and evaluation assets, fair value measurements for financial instruments, the recoverability and measurement of deferred tax assets and liabilities, provisions for restoration and environmental obligations and contingent liabilities.

Significant judgments

The preparation of financial statements in accordance with IFRS requires the Company to make judgments, apart from those involving estimates, in applying accounting policies. The most significant judgments in applying the Company’s financial statements include:

-	the assessment of the Company’s ability to continue as a going concern and whether there are events or conditions that may give rise to significant uncertainty;
-	whether there are indicators of impairment of the Company’s exploration and evaluation assets and other non-current assets;
-	the classification / allocation of expenditures as exploration and evaluation expenditures or operating expenses; and
-	the classification of financial instruments.

Exploration and evaluation expenditures

Costs incurred before the Company has obtained the legal rights to explore an area are expensed as incurred.

Exploration and evaluation expenditures include the costs of acquiring licenses and costs associated with exploration and evaluation activity. Option payments are considered acquisition costs provided that the Company has the intention of exercising the underlying option.

Property option agreements are exercisable entirely at the option of the optionee. Therefore, option payments (or recoveries) are recorded when payment is made (or received) and are not accrued.

Exploration and evaluation expenditures are capitalized. The Company capitalizes costs to specific blocks of claims or areas of geological interest. Government tax credits received are recorded as a reduction to the cumulative costs incurred and capitalized on the related property.

Exploration and evaluation assets are tested for impairment if facts or circumstances indicate that impairment exists. Examples of such facts and circumstances are as follows:

-	the period for which the Company has the right to explore in the specific area has expired during the period or will expire in the near future, and is not expected to be renewed;
-	substantive expenditure on further exploration for and evaluation of mineral resources in the specific area is neither budgeted nor planned;

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian dollars
For the years ended December 31, 2016 and 2015

2.	Significant accounting policies and basis of preparation (cont’d)

Exploration and evaluation expenditures (cont’d)

-

exploration for and evaluation of mineral resources in the specific area have not led to the discovery of commercially viable quantities of mineral resources and the entity has decided to discontinue such activities in the specific area; and

-

sufficient data exist to indicate that, although a development in the specific area is likely to proceed, the carrying amount of the exploration and evaluation asset is unlikely to be recovered in full from successful development or by sale.

After technical feasibility and commercial viability of extracting a mineral resource are demonstrable, the Company stops capitalizing expenditures for the applicable block of claims or geological area of interest and tests the asset for impairment. The capitalized balance, net of any impairment recognized, is then reclassified to either tangible or intangible mine development assets according to the nature of the asset.

Share-based payments

The Company operates an employee stock option plan. Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The corresponding amount is recorded to the share-based payment reserve. The fair value of options is determined using the Black–Scholes option pricing model. The number of shares and options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest.

The Company records any adjustments on modification of warrants directly in equity.

Loss per share

Basic loss per share is calculated by dividing the loss attributable to common shareholders by the weighted average number of common shares outstanding in the period. For all periods presented, the loss attributable to common shareholders equals the reported loss attributable to owners of the Company. Diluted loss per share is calculated by the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the period.

Financial instruments

The Company classifies its financial instruments in the following categories: loans and receivables, and financial liabilities. The classification depends on the purpose for which the financial instruments were acquired. Management determines the classification of its financial instruments at initial recognition.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are subsequently measured at amortized cost. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period. These are classified as non-current assets.

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian dollars
For the years ended December 31, 2016 and 2015

2.	Significant accounting policies and basis of preparation (cont’d)

Financial instruments (cont’d)

Non-derivative financial liabilities (excluding financial guarantees) are subsequently measured at amortized cost.

Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

At each reporting date, the Company assesses whether there is objective evidence that a financial instrument has been impaired.

The Company does not have any derivative financial assets and liabilities.

Impairment of assets

The carrying amount of the Company’s assets (which include equipment and exploration and evaluation assets) is reviewed at each reporting date to determine whether there is any indication of impairment. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. An impairment loss is recognized whenever the carrying amount of an asset or its cash generating unit exceeds its recoverable amount. Impairment losses are recognized in the statement of comprehensive loss.

The recoverable amount of assets is the greater of an asset’s fair value less cost to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects the current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash- generating unit to which the asset belongs.

An impairment loss is only reversed if there is an indication that the impairment loss may no longer exist and there has been a change in the estimates used to determine the recoverable amount. Any reversal of impairment cannot increase the carrying value of the asset to an amount higher than the carrying amount that would have been determined had no impairment loss been recognized in previous years.

Income taxes

Current income tax:

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date, in the countries where the Company operates and generates taxable income.

Current income tax relating to items recognized directly in other comprehensive income or equity is recognized in other comprehensive income or equity and not in profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian dollars
For the years ended December 31, 2016 and 2015

2.	Significant accounting policies and basis of preparation (cont’d)

Deferred income tax:

Deferred income tax is recognized, using the asset and liability method, on temporary differences at the reporting date arising between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and recognized only to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

Flow-through shares:

On the issuance of flow-through shares, any premium received in excess of the market price of the

Company’s common shares is initially recorded as a liability (“flow-through tax liability”). Provided that the Company has renounced the related expenditures, or that there is a reasonable expectation that it will do so, the flow-through tax liability is reduced on a pro-rata basis as the expenditures are incurred. If such expenditures are capitalized, a deferred tax liability is recognized. To the extent that the Company has suitable unrecognized deductible temporary differences, an offsetting recovery of deferred income taxes would be recorded.

Restoration and environmental obligations

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations associated with the retirement of long-term assets, when those obligations result from the acquisition, construction, development or normal operation of the assets. The net present value of future restoration cost estimates arising from the decommissioning of plant and other site preparation work is capitalized to the related asset along with a corresponding increase in the restoration provision in the period incurred. Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value.

The Company’s estimates of restoration costs could change as a result of changes in regulatory requirements, discount rates and assumptions regarding the amount and timing of the future expenditures. These changes are recorded directly to the related asset with a corresponding entry to the restoration provision. The Company’s estimates are reviewed annually for changes in regulatory requirements, discount rates, effects of inflation and changes in estimates. Changes in the net present value, excluding changes in the Company’s estimates of restoration costs, are charged to the statement of comprehensive loss for the period.

The net present value of restoration costs arising from subsequent site damage that is incurred on an ongoing basis during production are charged to the statement of comprehensive loss in the period incurred.

The costs of restoration projects that were included in the provision are recorded against the provision as incurred. The costs to prevent and control environmental impacts at specific properties are capitalized in accordance with the Company’s accounting policy for exploration and evaluation assets.

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian dollars
For the years ended December 31, 2016 and 2015

2.	Significant accounting policies and basis of preparation (cont’d)

At December 31, 2016 and 2015, the Company had no material restoration and environmental obligations.

Equipment

Equipment is stated at historical cost less accumulated depreciation and accumulated impairment losses.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to the statement of comprehensive loss during the financial period in which they are incurred.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized in the statement of comprehensive loss.

Depreciation is calculated on a straight-line method to write off the cost of the assets to their residual values over their estimated useful lives. The depreciation rates applicable to each category of equipment are as follows:

Class of equipment	Depreciation rate
Motor vehicles	30% declining balance
Computer equipment	30% declining balance
Exploration and office equipment	20% declining balance

3.	Accounting standards issued but not yet effective

New standard IFRS 9 “Financial Instruments” is a partial replacement of IAS 39 “Financial Instruments: Recognition and Measurement”. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets.

The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. The Company is currently assessing the impact this new standard will have on its consolidated financial statements.

IFRS 16 “Leases” replaces IAS 17 “Leases” and the related interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting is not substantially changed. The standard is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted for entities that have adopted IFRS 15. The Company has not yet assessed the future impact of this new standard on its financial statements.

Other accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on the Company’s consolidated financial statements.

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian dollars
For the years ended December 31, 2016 and 2015

4.	Receivables

	December 31,	December 31,
	2016	2015
Goods and Service sales tax	$1,141	$596
British Columbia mining tax credits	7,273	13,840
Other receivable	2,090	5,480
	$10,504	$19,916

5.	Equipment

			Exploration
	Motor	Computer	and office
	vehicles	equipment	equipment	Total
Cost:
At December 31, 2015 and 2016	$20,330	$28,809	$61,984	$111,123

Depreciation:
At January 1, 2015	19,032	25,679	49,248	93,959
Charge for the year	390	940	2,546	3,876

At December 31, 2015	19,422	26,619	51,794	97,835
Charge for the year	272	660	2,036	2,968
At December 31, 2016	19,694	27,279	53,830	100,803

Net book value:
At December 31, 2015	$908	$2,190	$10,190	$13,288
At December 31, 2016	$636	$1,530	$8,154	$10,320

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian dollars
For the years ended December 31, 2016 and 2015

6.	Exploration and evaluation assets

The Company’s deferred exploration costs are as follows:

	Balance,	Change	Balance,	Change	Balance,
	December 31,	in year	December 31,	in year	December 31,
	2014	2015	2015	2016	2016
Mineral property interests	$179,500	$-	$179,500	$-	$179,500
Assays and testing	2,052,292	-	2,052,292	-	2,052,292
Claims renewal / staking	458,761	500	459,261	-	459,261
Drilling	12,488,967	-	12,488,967	-	12,488,967
Environmental studies	1,256,621	-	1,256,621	-	1,256,621
Exploration data management	917,422	-	917,422	-	917,422
First Nations	166,444	-	166,444	-	166,444
Geochemistry	111,066	-	111,066	-	111,066
Geological and engineering services	8,748,398	31,500	8,779,898	18,000	8,797,898
Geophysical services	743,515	-	743,515	-	743,515
Metallurgy	3,780,382	12,290	3,792,672	7,500	3,800,172
Petrographic work	43,957	-	43,957	-	43,957
Project management	106,015	-	106,015	-	106,015
Survey, mapping and camp	1,592,631	25,218	1,617,849	10,866	1,628,715
Transportation	2,604,358	191	2,604,549	-	2,604,549
Cost recovery	(56,480)	-	(56,480)	-	(56,480)
Property impairments	(22,951,102)	(10,055,858)	(33,006,960)	(29,093)	(33,036,053)
BC refundable mining tax credits	(2,181,563)	(13,840)	(2,195,403)	(7,273)	(2,202,676)
Federal non-refundable mining tax credits, net of valuation allowance	(61,185)	-	(61,185)	-	(61,185)
	$10,000,000	$(9,999,999)	$1	$-	$1

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian dollars
For the years ended December 31, 2016 and 2015

6.	Exploration and evaluation assets (cont’d)

The Company has a 100% interest in certain mineral claims, located along the Turnagain River in British Columbia, Canada. One claim is subject to a 4% net smelter return royalty (“NSR”). The Company has the option to purchase all or part of the NSR within four years of commercial production for a price of $1,000,000 per 1% NSR.

During the year ended December 31, 2016, the Company incurred costs totalling $29,093 net of B.C. Mineral Exploration Tax Credits (2015 - $69,699) on the Turnagain mineral claims, which have been impaired based on the indicators discussed below.

At December 31, 2016 the Company determined that impairment indicators existed and reduced he carrying value of the Turnagain mineral claims by $29,093 (2015 - $10,055,858) to $1 based on management’s assessment of current nickel prices, the global over- supply of nickel held in inventories and the weaker than expected Chinese and European demand for nickel. Future changes to this estimate could have a significant impact on the carrying value of the Turnagain mineral claims.

7.	Trade payables and accrued liabilities

	December 31,	December 31,
	2016	2015
Trade payables	$4,970	$3,929
Accrued liabilities	10,000	11,920
	$14,970	$15,849

8.	Sublease obligations

Sublease obligations relate to the Company’s rent of office space. The term of the lease expires on March 31, 2019. A schedule of the Company’s minimum lease payments is as follows:

	December 31,	December 31,
	2016	2015
Payable not later than one year	$53,159	$38,522
Payable later than one year and not later than five years	79,738	-
	$132,897	$38,522

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian dollars
For the years ended December 31, 2016 and 2015

9.	Income taxes and mining tax credits

The actual income tax provision differs from the expected amounts calculated by applying the Canadian combined statutory federal and provincial corporate income tax rates to the Company’s loss before income taxes. The components of the Company’s income tax recovery are as follows:

	Year ended	Year ended
	December 31,	December 31,
	2016	2015
Loss before income taxes	$224,112	$10,230,524

Statutory tax rate	26%	26%
Expected income tax recovery at the statutory tax rate	$(58,269)	$(2,659,936)
Tax pool not recognized	7,564	2,121,995
Other	50,705	537,941
Income tax recovery	$-	$-

The Company has the following deferred tax assets and liabilities:

	December 31,	December 31,
	2016	2015
Federal investment tax credits	$663,144	$688,331
Exploration and evaluation assets	3,674,149	3,664,824
Non-capital loss carryforwards	4,056,879	4,006,159
Other	85,439	84,667
Valuation allowance	(8,479,611)	(8,443,981)
	$-	$-

The tax pools relating to these deferred tax assets expire as follows:

	Canadian resource	Non-capital		Canadian federal investment
	pools	losses	Other	tax credit losses
2025	$-	$-	$-	$25,187
2026	-	1,663,131	3,024	92,277
2027	-	3,323,364	-	58,467
2028	-	2,559,733	-	237,882
2029	-	2,620,757	-	274,518
2030	-	2,388,309	-	-
2031	-	1,392,527	-	-
2032	-	818,110	-	-
2033	-	202,411	-	-
2034	-	266,149	-	-
2035	-	173,814	-	-
2036	-	195,075	-	-
No expiry	14,124,072	-	325,587
	$14,124,072	$15,603,380	$328,611	$663,144

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian dollars
For the years ended December 31, 2016 and 2015

10.	Share capital

Authorized share capital

Unlimited number of common shares without par value.

Issued share capital

At December 31, 2016 there were 43,074,696 issued and fully paid common shares (2015 – 18,074,696).

On July 14, 2015, the Company consolidated its common shares on a basis of one (1) new common share for five (5) old common shares held. Reference to common shares, per share amounts and other securities have been retroactively restated.

In March 2016, the Company closed a private placement of 18,240,000 units at a price of $0.01 per unit for gross proceeds of $182,400. Each unit consists of one common share and one share purchase warrant exercisable into one common share at a price of $0.05 for a period of five years. Included in the private placement were 5,400,000 shares issued to officers and directors of the Company. As part of the private placement, the Company paid $1,800 in finder’s fees and issued 180,000 in broker warrants with an expiry date of one year. The Company determined that the value of the broker warrants was insignificant.

In April 2016, the Company closed a private placement of 6,760,000 units at a price of $0.01 per unit for gross proceeds of $67,600. Each unit consists of one common share and one share purchase warrant exercisable into one common share at a price of $0.05 for a period of five years. As part of the private placement, the Company paid $2,816 in finder’s fees and issued 21,600 in broker warrants with an expiry date of one year. The Company determined that the value of the broker warrants was insignificant.

There were no share issuances during the fiscal year 2015.

Basic and diluted loss per share

The calculation of basic and diluted loss per share for the year ended December 31, 2016 was based on the loss attributable to common shareholders of $224,112 (2015 - $10,230,524) and the weighted average number of common shares outstanding of 36,694,422 (2015 – 18,074,696).

Diluted loss per share did not include the effect of stock options and warrants as the effect would be anti-dilutive.

Stock options

The Company has adopted an incentive stock option plan, which provides that the Board of Directors of the Company may from time to time, in its discretion, and in accordance with TSX requirements, grant to directors, officers, employees and technical consultants to the Company, non-transferable stock options to purchase common shares, provided that the number of common shares reserved for issuance will not exceed 10% of the Company’s issued and outstanding common shares. Such options will be exercisable for a period of up to 5 years from the date of grant. In connection with the foregoing, the number of common shares reserved for issuance to any one optionee will not exceed five percent (5%) of the issued and outstanding common shares and the number of common shares reserved for issuance to all investor relations and technical consultants will not exceed two percent (2%) of the issued and outstanding common shares. Options may be exercised no later than 90 days following cessation of the optionee’s position with the Company or 30 days following cessation of an optionee conducting investor relations activities’ position.

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian dollars
For the years ended December 31, 2016 and 2015

10.	Share capital (cont’d)

Stock options (cont'd)

If no vesting schedule is specified at the time of grant, the options will vest 25% each anniversary of the date of grant.

The fair value of each share option is estimated on the date of grant using the Black -Scholes Option Pricing Model that uses the assumptions noted below. Expected volatilities are based on historical volatility of the Company’s shares, and other factors. The expected term of share options granted represents the period of time that share options granted are expected to be outstanding. The risk-free rate of periods within the contractual life of the share option is based on the Canadian government bond rate.

2,950,000 share options were granted during the year ended December 31, 2016, which vested 25% on the date of grant and 25% each six months thereafter. The assumptions used in the Black- Scholes Option Pricing model were as follows: expected price volatility of 102%, risk free interest rate of 0.62%-1.16%, expected life of options of 4 ½ - 5 years, and no dividend yield. The fair value of these options granted was $108,081 of which $42,831 was recorded by December 31, 2016.

On exercise, each option allows the holder to purchase one common share of the Company. The changes in options during the years ended December 31, 2016 and 2015 are as follows:

	Year ended		Year ended
	December 31, 2016		December 31, 2015
		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	options	price	options	price
Options outstanding, beginning	469,400	$1.08	1,084,400	$1.40
Options granted	2,950,000	0.05	-	-
Options expired/cancelled	(139,400)	2.44	(615,000)	1.32
Options outstanding, ending	3,280,000	0.50	469,400	$1.08
Options exercisable, ending	1,805,000	$0.13	469,400	$1.08

Details of options outstanding as at December 31, 2016 are as follows:

Number of options	Weighted average	Weighted average
outstanding	exercise price	contractual life
330,000	$0.50	1.01 years
2,950,000	$0.05	4.50 years
3,280,000	$0.50	4.15 years

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian dollars
For the years ended December 31, 2016 and 2015

10.	Share capital (cont’d)

Warrants

On exercise, each warrant allows the holder to purchase one common share of the Company. The changes in warrants outstanding during the years ended December 31, 2016 and 2015 are as follows:

	Year ended		Year ended
	December 31, 2016		December 31, 2015
		Average		Average
	Number of	exercise	Number of	exercise
	warrants	price	warrants	price
Warrants outstanding,
beginning	2,105,360	$0.12	2,418,667	$0.40
Warrants issued	25,201,600	0.05	-	-
Warrants expired	(418,667)	0.40	(313,307)	0.40
Warrants outstanding, ending	26,888,293	$0.05	2,105,360	$0.12

At December 31, 2016 and December 31, 2015, all warrants outstanding were exercisable. Details of warrants outstanding as at December 31, 2016 are as follows:

		Number of warrants
Exercise price	Contractual life	outstanding
$0.05	4.25 years	18,240,000
$0.05	4.29 years	5,000,000
$0.05	4.26 years	1,760,000
$0.05	0.91 years	1,686,693
$0.05	0.25 years	180,000
$0.05	0.29 years	21,600
$0.05	4.02 years	26,888,293

Effective November 16, 2015, the Company extended 1,686,693 post consolidated warrants from November 27, 2015 to November 27, 2017 and repriced them from a post consolidated strike price of $0.40 to $0.05. If the closing price of the Company's shares is $0.0625 or greater for a period of 10 consecutive trading days, the warrant holders will have 30 days to exercise their warrants, otherwise, the warrants will expire on the 31st day. See Note 14, Subsequent events.

11.	Share-based payment reserve

The share-based payment reserve records items recognized as stock-based compensation expense, the intrinsic value of warrants associated with private placements and the fair value of agent’s warrants until such time that the stock options or warrants are exercised, at which time the corresponding amount will be transferred to share capital.

The intrinsic value of the warrants is the difference between the market value of the stock when issued and the unit price of the private placement times the number of units issued.

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian dollars
For the years ended December 31, 2016 and 2015

12.	Related party transactions

Key management personnel compensation

	Years ended
	December 31,	December 31,
	2016	2015
Consulting fees (include in office and general)	$8,000	$-
Management fees	18,000	38,000
Stock-based compensation	28,312	-
	$54,312	$38,000

There are no amounts owing to related parties at December 31, 2016 or 2015. See also Note 10.

13.	Financial risk and capital management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its cash held in bank accounts. All of the cash is deposited in bank accounts held with one major bank in Canada. Since all of the Company’s cash is held by one bank there is a concentration of credit risk. This risk is managed by using major banks that are high credit quality financial institutions as determined by rating agencies.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. The

Company ensures that there are sufficient funds to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents.

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements. The Company’s access to financing is always uncertain. There can be no assurance of continued access to significant equity funding.

Foreign exchange risk

Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency. The Company does not have any direct exposure to foreign exchange risk.

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian dollars
For the years ended December 31, 2016 and 2015

13.	Financial risk and capital management (cont'd)

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company does not have any significant interest rate risk.

Capital management

The Company's policy is to maintain a strong capital base so as to maintain investor and creditor confidence, safeguard the Company’s ability to support the exploration and development of its exploration and evaluation assets and to sustain future development of the business. The capital structure of the Company consists of equity and debt obligations, net of cash.

There were no changes in the Company's approach to capital management during the year and no restrictions.

Classification of financial instruments

Financial assets included in the statement of financial position are as follows:

	December 31,	December 31,
	2016	2015
Loans and receivables:
Cash	$85,758	$11,964
Reclamation deposits	187,900	187,900
	$273,658	$199,864

Financial liabilities included in the statement of financial position are as follows:

	December 31,	December 31,
	2016	2015
Non-derivative financial liabilities:
Trade payables	$14,970	$15,849

Fair value

The fair value of the Company’s financial assets and liabilities approximates the carrying amount.

14.	Subsequent events

Subsequent to year end, the Company’s shares traded at more than $0.065 per share for 10 consecutive trading days, and as a result certain warrants were subject to an accelerated exercise clause. The accelerated clause affects 1,686,693 warrants with an exercise price of $0.05 which now expire April 1, 2017 instead of November 27, 2017. As of April 1, 2017, no warrants were exercised.

A total of 201,600 broker warrants with an exercise price of $0.05 expired subsequent to year end.